(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS LOWER THAN EXPECTED GOLD
RECOVERY AT THE ASANKO GOLD MINE

Vancouver, British Columbia, February 25, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports that recent gold recovery has been lower than expected at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano.

Galiano has recently detected an increase in gold grades in tailings product leaving the processing facility. The assays indicate total gold grades of approximately 0.40g/t in tailings product, which is higher than the historic and expected total gold grade in tailings of approximately 0.10g/t. Gold recovery has been negatively impacted as a result.  The Company does not expect any change to its previously published financial statements or 2021 gold ounce production due to the recently observed lower recovery.

The Company's "Asanko Gold Inc. NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated), dated effective December 31, 2019," describes areas of the Esaase pit that were expected to yield lower recovery, and it is possible that material mined from these areas may be causing the lower recovery. However, given the volume and consistency of the material yielding lower recovery, the Company is working to better understand the cause(s), magnitude and impact of the observed lower recovery.

The Company has initiated a work program designed to ascertain the cause of the elevated grade in the tailings product, which includes:

  Confirmatory analysis of plant stream products at independent third-party laboratories;
  Diagnostic analyses on plant composite samples to determine the nature of the un-recovered gold;
  A complete plant survey to investigate any possible introduction of contaminants and/or operational / mechanical reasons for the elevated tailings product grades;
  Additional drilling in key areas of the Esaase pit to obtain samples for further metallurgical and diagnostic analysis; and
  Review of past metallurgical test work to examine the assumptions underpinning the expected recovery.

The Company is working expeditiously to complete the program and will provide an update in due course. The impact of the lower recovery on the Company and the AGM is uncertain. Depending on the cause of this issue, the Company may be required to take further action which could include unplanned capital expenditures and/or temporarily suspending mining and/or processing activities at the AGM.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Qualified Person

Richard Miller P.Eng., Vice President Technical Services of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has approved the scientific and technical information contained in this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company's expectations with respect to the impact of the lower recoveries on its prior financial statements; the extent, scope and outcomes of the work program planned by the Company; the future impact of the lower recoveries on the Company and the AGM; and future actions that may be taken by the Company following the completion of the work program planned by the Company. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the lower recoveries will not have an impact on the Company's prior financial statements; that the work program planned by the Company will be successful in ascertaining the cause of the lower recoveries; ; the ability of the AGM to continue to operate during the COVID-19 pandemic; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that the Company will retain its key personnel; and that changes in laws, rules and regulations applicable to Galiano will not disrupt the Company's operations.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: that the lower recoveries may, in the future, have an impact on the Company's financial results, including requiring the restatement of past financial results; that the Company may not be able to ascertain the cause of the lower recoveries, whether pursuant to the work program, or otherwise; that the Company may not be able to remedy the cause of the lower recoveries; that the lower recoveries may persist and may be detrimental to the AGM and/or the Company; that the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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 Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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